AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

15 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02049659

SUPPL

02 SEP -4 AM 10:22

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 5 August 2002, Re: Proposed disposal by Lion Ipoh Parade Sdn. Bhd., a wholly-owned subsidiary of Ayer Keroh Resort Sdn. Bhd. which is in turn a 70%-owned subsidiary of Amsteel Corporation Berhad, of the entire equity interest in Peridang (M) Sdn. Bhd. for a cash consideration of RM754,998, Proposed Disposal by LIP of the entire equity interest in Arus Setia Sdn. Bhd. for a cash consideration of RM2, Proposed Discharge by LIP of Peridang from the repayment of the net inter-company amounts outstanding for a cash consideration of RM10,037,344, Proposed Discharge by LIP of Arus from the repayment of the net inter-company amounts outstanding for a cash consideration of RM1,039,809;

2) General Announcement dated 5 August 2002, Re: Proposed Corporate and Debt Restructuring Exercise; and

3) General Announcement dated 7 August 2002, Re: i) Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below ("Proposed Disposal"); ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 05/08/2002 07:00:36 PM

Reference No OS-020805-56047

Submitting Merchant Bank (If applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Senior Manager/Assistant Manager**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

- **PROPOSED DISPOSAL BY LION IPOH PARADE SDN. BHD. ("LIP"), A WHOLLY-OWNED SUBSIDIARY OF AYER KEROH RESORT SDN. BHD. WHICH IS IN TURN A 70%-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "THE COMPANY"), OF THE ENTIRE EQUITY INTEREST IN PERIDANG (M) SDN. BHD. ("PERIDANG") FOR A CASH CONSIDERATION OF RM754,998**

- **PROPOSED DISPOSAL BY LIP OF THE ENTIRE EQUITY INTEREST IN ARUS SETIA SDN. BHD. ("ARUS") FOR A CASH CONSIDERATION OF RM2**

- **PROPOSED DISCHARGE BY LIP OF PERIDANG FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM10,037,344 ("PROPOSED DISCHARGE OF PERIDANG")**

- **PROPOSED DISCHARGE BY LIP OF ARUS FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM1,039,809 ("PROPOSED DISCHARGE OF ARUS")**

(COLLECTIVELY REFERRED TO AS "THE PROPOSALS")

* **Contents :-**

We refer to the announcements made by OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of Amsteel ("Board"), on 23 May 2002 and 28 June 2002 in relation to the Proposals.

On behalf of the Board, OSK is pleased to announce that:-

(i) the Securities Commission ("SC") has vide its letter dated 30 July 2002, which was received on 31 July 2002, approved the Proposals, subject to the following conditions:-

   (a) the basis and justification for the consideration to be paid by Black Tiger Aquaculture Sdn. Bhd. ("BTA"), the acquiror, in relation to the Proposals is to be disclosed in an information circular to be issued to the shareholders of Amsteel; and

(b) the Proposals will need to be implemented in accordance with the requirements of the Securities Commission's Policies and Guidelines on Issue/Offer of Securities.

The SC has also approved the utilisation of the proceeds from the Proposals amounting to RM11,832,153 for the items as set out in **Table I** below.

Amsteel and OSK are also required to provide written confirmations to the SC upon completion of the Proposals.

Save and except for the despatch of the information circular to the shareholders of Amsteel, the Board has agreed to the conditions imposed by the SC. The Board shall be seeking a waiver from the SC in respect of the said condition.

(ii) Bank Negara Malaysia has vide its letter dated 18 July 2002, approved BTA's application for the remittance of foreign fund to settle the total consideration of the Proposals, within six (6) months from the date of its letter.

As at the date of this announcement, the following conditions precedent to the Proposals are still outstanding:-

(a) the approval of the Foreign Investment Committee; and

(b) BTA's second due diligence on Peridang and Arus.

Amsteel will inform the Kuala Lumpur Stock Exchange of any further developments in respect of the Proposals.

This announcement is dated 5 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE I - UTILISATION OF PROCEEDS

	RM'000
Repayment of bank borrowings	11,582
Defray estimated expenses in relation to the Proposals	250
Total	11,832

Form Version 2.0

General Announcement

Reference No MM-020805-70595

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Angkasa Marketing Berhad ("AMB")

Proposed Corporate and Debt Restructuring Exercise

* **Contents :-**

On 12 July 2002, ACB, AMB, Lion Corporation Berhad ("LCB") and Lion Land Berhad ("LLB") (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises of the Lion Group ("Proposed GWRS"), that required the SC's approval, as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

Amongst the various conditions imposed by the SC, the SC had required the results of the Reporting Accountants' review of the profit and cash flow forecasts and projections of the foreign subsidiary and associated companies of ACB and AMB ("Reporting Accountants' Review Results") to be included in the Explanatory Statements and Circular to be despatched to the scheme creditors and shareholders of ACB and AMB respectively.

In this connection, the Directors of ACB and AMB respectively announce that, following an appeal submitted by ACB and AMB to the SC, the SC has granted a waiver to ACB and AMB from the aforesaid requirement to include the Reporting Accountants' Review Results in the Explanatory Statements to be despatched to the scheme creditors of ACB and AMB respectively. Accordingly, the Reporting Accountants' Review Results will only be included in the Circular to be despatched to the shareholders of ACB and AMB respectively.

Shareholders of ACB and AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002 and 19 July 2002 for further details of the Proposed GWRS.

This announcement is dated 5 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sakura Merchant Bankers Berhad Corporate Finance

Form Version 2.0

General Announcement

Reference No MM-020807-62934

Submitting Merchant Bank (if applicable) : RHB Sakura Merchant Bankers Berhad
Submitting Secretarial Firm Name (if applicable) :
* Company name : Amsteel Corporation Berhad
* Stock name : AMSTEEL
* Stock code : 2712
* Contact person : Tan Kong Han
* Designation : Senior General Manager

* Type : (•) Announcement ( ) Reply to query

* Subject :

Amsteel Corporation Berhad ("Amsteel")

(i) Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below ("Proposed Disposal");

(ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and

(iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share

collectively referred to as the "Proposals"

* **Contents :-**

Further to the announcements made on 20 June 2001 and 8 February 2002, the Board of Directors of Amsteel announce that Amsteel had on 19 July 2002 obtained the Securities Commission's approval for an extension of time to 30 September 2002 for the relevant parties to complete the Proposals.

Shareholders are advised to refer to Amsteel's announcements dated 20 June 2001 and 8 February 2002 for further information on the Proposals.

This announcement is dated 7 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sakura Merchant Bankers Corporate Finance